UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 3)

AMERICAN LAND LEASE, INC.

(Name of Subject Company)

AMERICAN LAND LEASE, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

027118108

(CUSIP Number of Class of Securities)

Terry Considine

Chairman of the Board of Directors and Chief Executive Officer

American Land Lease, Inc.

29399 U.S. Hwy 19 North, Suite 320

Clearwater, Florida 33761

(727) 726-8868

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael V. Gisser, Esq.

Jonathan L. Friedman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Los Angeles, California 90071

(213) 687-5000

Mark A. Danzi, Esq.

Hill, Ward & Henderson, P.A.

101 E. Kennedy Boulevard

Tampa, Florida 33602

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on December 23, 2008, as amended on January 23, 2009 and February 6, 2009 (the “Statement”), by American Land Lease, Inc., a Delaware corporation (the “Company”). The Statement relates to the cash tender offer by GCP Sunshine Acquisition, Inc. (“Purchaser”), a Delaware corporation and a subsidiary of GCP REIT II, a Maryland real estate investment trust (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated December 23, 2008, as amended on January 23, 2009 and February 6, 2009 (the “Schedule TO”), filed with the Securities and Exchange Commission, to purchase all of the outstanding shares of the common stock, par value $0.01 per share, of the Company (the “Common Stock”), as of the time Purchaser accepts for payments and pays for any Shares (as defined below) tendered and not withdrawn pursuant to the Offer (as defined below), including shares of restricted Common Stock under the Company’s 1998 Stock Incentive Plan (the “Company Stock Plan”), and any shares issuable upon exercise of options to acquire shares of Common Stock issued pursuant to the Company Stock Plan (the “Shares”), at a purchase price of $14.20 per share, net to the seller in cash (subject to applicable withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any supplements or amendments thereto, constitute the “Offer”). The Offer to Purchase and the related Letter of Transmittal were filed with the Statement as Exhibits (a)(1) and (a)(2) thereto. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 9, 2008, among Parent, Purchaser, the Company and Asset Investors Operating Partnership, L.P., a Delaware limited partnership and majority-owned subsidiary of the Company.

All capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment.

Item 3.	Past Contracts, Transaction, Negotiations and Agreements.

(a) Arrangements with Current Executive Officers and Directors of the Company.

The second and third sentences under the third paragraph of the subheading “Options, OP Units and Restricted Stock” are hereby deleted in their entirety and replaced with the following:

On February 13, 2009, the Company Board adopted resolutions allowing holders of restricted shares to tender such restricted shares conditioned on the successful consummation of the Offer. If the Offer is consummated, restrictions otherwise applicable to the shares would lapse immediately prior to the Acceptance Time.

The paragraph under the subheading “Retention Bonus Plan or Retention Bonus Permitted by the Merger Agreement” is hereby deleted in its entirety and replaced with the following:

Pursuant to the Merger Agreement, the Company or any Company subsidiary may, in its sole discretion, adopt, approve, enter into and amend one or more compensation plans, agreements or arrangements with, or relating to, any or all of its and the Company subsidiaries’ officers and employees, other than the Chief Executive Officer (each, a “Retention Bonus Plan”), and providing for the payment to them by the Company or such Company subsidiary of cash bonuses (each a “Retention Bonus”). All Retention Bonuses shall (a) be contingent upon the consummation of the Merger, (b) not exceed, in the aggregate, $500,000, and (c) be subject to withholding for applicable taxes. The officers and employees, if any, who shall be awarded Retention Bonuses shall be determined by the Company, in its sole discretion. Any Retention Bonus Plan involving the award of a Retention Bonus to an officer or employee who is, or as of the time Purchaser accepts for payment and pays for any Shares tendered and not withdrawn pursuant to the Offer will be, a stockholder of the Company shall be approved by the Company in a manner that satisfies the non-exclusive safe-harbor set forth in Rule 14d-10(d) promulgated under the Exchange Act. From and after the Effective Time, the Surviving Entity shall, and Parent shall cause the Surviving Entity to, pay any and all Retention Bonuses on or before the time required pursuant to the applicable Retention Bonus Plan. No adjustment shall be made to the Offer Price as the result of any Retention Bonus Plan or Retention Bonus adopted, approved, entered into, amended or awarded pursuant to the terms of the Merger Agreement.

On February 13, 2009, the Compensation Committee of the Company Board (the “Compensation Committee”) approved, and the Company Board ratified, a Retention Bonus Plan in a manner that satisfies the non-exclusive safe-harbor set forth in Rule 14d-10(d) promulgated under the Exchange Act. The Retention Bonus Plan provides Retention Bonuses to certain officers and employees of the Company or any Company subsidiary (the “Participants”) to compensate them for past services performed and future services to be performed (including to provide them with an additional incentive to remain with the Company or any Company subsidiary throughout the process of effecting the Offer and the Merger). All Retention Bonuses shall: (a) be payable to a Participant contingent upon the earlier to occur of (i) the Acceptance Time, or (ii) the closing of the Merger (the earlier to occur, the “Vesting Date”); (b) be paid to the Participant (i) fifty percent (50%) on the date no later than three (3) business days after the Vesting Date and (ii) fifty percent (50%) on the six (6) month anniversary of the payment of the initial fifty percent (50%) payment if the Participant remains employed by the Company or any Company subsidiary at such six (6) month anniversary, except that this second fifty percent (50%)

payment will nonetheless be payable to the Participant if the Participant is terminated due to death, disability, or without “cause”; and (c) not exceed, in the aggregate, $500,000. A Participant shall not be entitled to receive any portion of his or her Retention Bonus if such Participant’s employment is terminated for any reason prior to the Vesting Date. For purposes of the Plan, “cause” means: (i) any act, failure to act, other failure, omission, or condition taken, not taken, caused, made, or attributable, in whole or in part, to a Participant that warrants termination of such Participant’s employment (or, where applicable, service as a director) with the Company or any Company subsidiary (where applicable), as determined with respect to all of the foregoing in the sole, good faith judgment of the Compensation Committee or any officer of the Company to whom the Compensation Committee shall have delegated such authority; (ii) the commission of a felony or other crime involving violence or moral turpitude or any other crime involving fraud with respect to the Company or any Company subsidiary or any of their respective customers, suppliers, or other business relations; (iii) conduct causing the Company or any Company subsidiary substantial public disgrace; (iv) any act or omission with the intent of aiding or abetting a competitor, vendor, or supplier of the Company or any Company subsidiary and that has a material disadvantage or detriment to the Company or any Company subsidiary; or (v) repeated failure to perform employment duties as reasonably directed by the Company Board or any officer who supervises such Participant, in each case, which is incurable or is not cured to the Company Board’s or such officer’s reasonable satisfaction within fifteen (15) days after written notice thereof to the Participant.

The above summary of the Retention Bonus Plan is qualified in its entirety by reference to the terms of the Retention Bonus Plan itself, a copy of which is filed as Exhibit (e)(2)(F) and incorporated herein by reference.

Item 8.	Additional Information.

Item 8 of the Statement is hereby amended and supplemented by adding the following at the end of Item 8:

(k) Expiration of the Offer; Subsequent Offering Period.

The Offer expired at 5:00 p.m., New York City time, on February 17, 2009. According to the depositary for the Offer, approximately 7,442,072 Shares were tendered pursuant to the Offer and not properly withdrawn (approximately 232,763 Shares of which were presented pursuant to notices of guaranteed delivery), representing approximately 93% of the outstanding Shares. Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn prior to the expiration of the Offer and will promptly pay the Offer Price in respect of such Shares. The Purchaser intends to complete its acquisition all of the remaining outstanding Shares by effecting the Merger, subject to the satisfaction or waiver of the conditions of the Merger, at the Offer Price of $14.20 per Share, net to the seller in cash without interest thereon.

In addition, the Purchaser has elected to provide a subsequent offering period, which will commence immediately and will expire at 5:00 p.m., New York City time, on Friday, February 20, 2009, unless further extended, to permit stockholders of the Company who have not yet tendered an opportunity to do so at the Offer Price of $14.20 per Share, net to the seller in cash without interest thereon, prior to March 16, 2009, the anticipated date of the special meeting of the Company’s stockholders and the closing date of the Merger.

On February 18, 2009, Green Courte Partners, LLC issued a press release announcing the results of the Offer and the immediate commencement of the subsequent offering period. A copy of the press release is filed as Exhibit (a)(9) hereto and is incorporated herein by reference.

Item 9.	Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description
(a)(9)	Press Release of Green Courte Partners, LLC, dated February 18, 2009 (incorporated herein by reference to Exhibit (a)(5)(C) to Amendment No. 3 to the Schedule TO filed by Purchaser with the SEC on February 18, 2009).

(e)(2)(F)	American Land Lease, Inc., Retention Bonus Plan, dated as of February 13, 2009.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

AMERICAN LAND LEASE, INC.

By:	/s/ Shannon E. Smith
Name:	Shannon E. Smith
Title:	Chief Financial Officer

Dated: February 18, 2009